Investor Presentation March 2024 P H E T O N H O L D I N G S L T D Issuer Free Writing Prospectus dated March 1, 2024 Filed Pursuant to Rule 433 of the Securities Act of 1993, as amended Relating to Preliminary Prospectus dated February 8, 2024; Registration Statement No. 333 - 274944

This free writing prospectus relates to the proposed initial public offering of the Class A ordinary shares (the “Ordinary Shares”), par value of $ 0 . 0001 per share, of Pheton Holdings Ltd (“ Pheton ”, or the “Company”) which are being registered on the Registration Statement and should be read together with the preliminary prospectus included in the Registration Statement filed by the Company with the U . S . Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates, and may be accessed through the following web link : https : //www . sec . gov/Archives/edgar/data/ 1970544 / 000121390024011653 /ff 12024 a 4 _phetonhold . htm This presentation (the “Presentation”) highlights basic information about the Company and the offering to which this presentation relates . Because it is a summary, it does not contain all of the information that you should consider before investing in our securities . The Company has filed the Registration Statement (including a preliminary prospectus) with the SEC for the proposed offering to which this communication relates . The Registration Statement has not yet become effective . By accepting this Presentation, the recipient agrees to keep confidential the information contained herein or made available in connection with any further inquiry of the Company . This Presentation may not be photocopied, reproduced, or distributed to others at any time without the prior written consent of the Company . Upon request, the recipient will promptly return all materials received from the Company (including this Presentation) . The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the proposed offering . You may obtain these documents for free by visiting EDGAR on the SEC website at www . sec . gov . This Presentation has been prepared for informational purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above . The Company makes no express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company and to the certainty or assurance that any proposed acquisition contained in this Presentation will be completed . The Company expressly disclaims any and all liability which may be based on such information, errors therein or omissions therefrom . The recipient shall be entitled to rely solely on the representations and warranties made to it in any definitive agreement and the due diligence that recipient conducts .  In furnishing this Presentation, the Company undertakes no obligation to provide the recipient with access to any additional information . This Presentation shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof . This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction . Investments in private placements may be illiquid, highly speculative and you may lose your entire investment .  Alternatively, we or the representative of the underwriters will arrange to send you the prospectus if you contact Cathay Securities, Inc . , via e - mail at shell . li@cathaysecurities . com , or contact Pheton Holdings Ltd, via e - mail at ir@ftzy . com . cn . Free Writing Prospectus Statement 2

This presentation contains forward - looking statements . All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements . These forward - looking statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements . The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward - looking statements . In addition, from time to time, we or our representatives may make forward - looking statements orally or in writing . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs . These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of the Company’s preliminary prospectus filed on Form F - 1 . Moreover, we operate in a very competitive and rapidly changing environment . New risks emerge from time to time . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, the future events and trends discussed in the preliminary prospectus filed on form F - 1 may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements . In evaluating these forward - looking statements, you should consider various factors, including : our ability to change the direction of the Company ; our ability to keep pace with new technology and changing market needs ; and the competitive environment of our business . These and other factors may cause our actual results to differ materially from any forward - looking statement . Forward - looking statements are only predictions . Thus, you should not rely upon forward - looking statements as predictions of future events . The events and circumstances reflected in the forward - looking statements may not be achieved or occur . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements . Except as required by applicable law, we undertake no duty to update any of these forward - looking statements after the date of the Presentation or to conform these statements to actual results or revised expectations . Forward - looking Statements 3

Offering Summary Pheton Holdings Ltd. Issuer: NASDAQ / PTHL Listing Venue/Ticker: 4,332,000 Class A ordinary shares Pre - Offering Class A o rdinary Share Outstanding: 2 , 5 00,000 Class A ordinary shares or 2,875,000 Class A ordinary shares if the underwriters exercise their option to purchase additional shares in full Number of Class A ordinary Share Offered: $ 10 MM Base Offering Size: $ 4 .00 per Class A ordinary share Price Range: • Research and development, technology upgrade(30%) • Market expansion (30%) • Improve internal control and operation system (20%) • Supplement liquidity (20%) Use of Proceeds: 180 Days Lock - up: February 202 4 Expected Pricing: Bookrunner: 4 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Provide innovative healthcare solutions and world - class service to become a reliable partner to hospitals, physicians and patients. Our Mission

Who We Are 6 We are a healthcare solution provider dedicated to the development and commercialization of treatment software used for brachytherapy. We develop the treatment software to promote the efficiency, accuracy, and safety of brachytherapy, which enables high - precision delivery of radiation to treat cancer effectively. Our lead product, Beijing Feitian’s Treatment Planning System (FTTPS) , is a key component of radiation therapy used in treating cancer patients, placing radioactive sources inside the patient that kill cancer cells and shrink tumors. Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

7 203 HOSPITALS 27 PROVINCES 114 CITIES NO .1 Market Share In terms of the number of installed brachytherapy TPS in the market (1) We sell products to: Note (1): In terms of the total number of installed brachytherapy TPS by 2021, according to Frost & Sullivan. Jing - Jin - Ji Yangtze Mid - River Delta Yangtze River Delta Pearl River Delta Chengdu - Chongqing Covering Major Metropolitan Regions in China Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Note: “Jing - Jin - Ji” refers to an economic region surrounding the municipalities of Beijing; “Yangtze River Delta” refers to areas generally comprising Shanghai, southern Jiangsu, northern Zhejiang and northern Jiangxi; “Yangtze Mid - River Delta” refers to a large city cluster surrounding Wuhan; “Chengdu - Chongqing” refers to an economic region in western China surrounding Chengdu and Chongqing; “Pearl River Delta” refers to an economic zone region in Southern China. Those are major metropolitan regions in China.

Lead Product - FTTPS 8 Our lead product is FTTPS, an advanced and user - oriented Treatment Planning System for treating a wide variety of malignant tumors. FTTPS can determine the target volume, prescription dose, and dose limitation to protect organs at risk and produce a dose distribution plan for brachytherapy for cancer patients. This treatment helps destroy malignant tumor cells and reduce radiation exposure to surrounding healthy tissues, improving patient outcomes. Accounted for 87.51% of sales for the six months ended June 30, 2023 KEY HIGHLIGHTS*: • FTTPS unit volume increased 16.67%. • The average contract price declined 48.02%, which led to a 39.36% decrease in sales revenue of FTTPS for the six months ended June 30, 2023, compared with the same period a year ago. • Contract price represents the cost of the unit and the personalized and tailored solutions we provide. However, the impact of COVID - 19 within our sales team disrupted our capacity to seek opportunities and secure most custom sales, ultimately impacting the average contract price. *Note: for the six months ended June 30, 2023, compared to the same period in 2022 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

9 Medical Auxiliary Supplies Printed 3D mold Computer workstation Seed Containers Seed Implant Needles Seed Implant Guns Patient - Positioning Devices Our operations also include the sales of Medical Auxiliary Supplies, such as printed 3D molds, seed implant needles, computer workstations, etc., and the sales of FTTPS - related technical consulting services. Accounted for 12.49% of sales for the six months ended June 30, 2023 KEY HIGHLIGHTS*: • Sales of Medical Auxiliary Supplies increased by 1,377%. • This increase in sales was mainly driven by the cancellation of COVID - 19 - related travel restrictions and the subsequent rise in the number of patients visiting hospitals, leading to increased demand for these supplies. • Gross margin increased from 11.2% to 49.2% • As customers’ demands and the installed base of radiotherapy equipment increase, we expect to see economies of scale for our Medical Auxiliary Supplies business. *Note: for the six months ended June 30, 2023, compared to the same period in 2022 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Broad Customer Base in China 10 • We served a total of 203 hospitals in 114 different cities across 27 provinces in China, covering major metropolitan regions and four direct - administered municipalities. • Our hospital customers include many Class III Grade A public hospitals in China, which are top - level, large public hospitals in the country. • Third - party procurement service providers of hospitals refers to the designated purchaser for the hospital, which are commissioned by hospitals to purchase medical equipment. • As of the date of the prospectus filed on Form F - 1, we have a team of seven sales personnel to initiate and foster business relationships. • Our customer demand in Medical Auxiliary Supplies relies on the overall growth of the installed base of radiotherapy equipment in the market. • Throughout 2024, we intend to explore additional market opportunities in overseas markets, especially in Southeast Asia. Our main customers are hospitals and their third - party procurement service providers. We intend to explore additional customers outside China, especially customers in Southeast Asia. Hospitals And Their Procurement Service Providers Individual Cancer Patients • We also sell printed 3D molds to individual cancer patients. • In the future, we may consider selling printed 3D molds directly to hospitals in China. Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Significant Cancer Burden The significant burden of cancer shows the huge potential and urgent need for effective treatment. Source: IARC, ACS, NCCR, Frost & Sullivan analysis The burden of cancer is significant in China. increasing from approximately 4.1 million new cases in 2016 to 4.7 million new cases in 2021. It is expected to rise to 5.3 million new cases in 2026, at an estimated five - year CAGR of 2.5% since 2021. The increasing cancer burden highlights the urgent need for effective prevention, early detection, and treatment strategies. 11 Source: GBD, Frost & Sullivan analysis Million People Million People As we intend to explore Southeast Asia markets, especially Vietnam, we have seen that cancer is also a growing health concern. For example, in Vietnam, the number of new cancer cases increased significantly from 2016 to 2021 and is expected to increase to 0.24 million in 2026 with a five - year CAGR of 4.6%. 4.7 4.8 4.9 5.1 5.2 5.3 4.0 4.2 4.4 4.6 4.8 5.0 5.2 5.4 2021 2022E 2023E 2024E 2025E 2026E Cancer Burden in China, 2021 - 2026E 2.5% CAGR 0.19 0.20 0.21 0.22 0.23 0.24 0.15 0.16 0.17 0.18 0.19 0.20 0.21 0.22 0.23 0.24 0.25 2021 2022E 2023E 2024E 2025E 2026E Cancer Burden in Vietnam, 2021 - 2026E 4.6% CAGR Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Radiotherapy Oncology Market The penetration rate of radiotherapy is expected to increase rapidly, both in China and Vietnam. Source: Asia - Pacific Journal of Clinical Oncology, United Nations, WHO, Frost & Sullivan analysis 12 Source: Chinese Journal of Radiation Oncology, WHO, Frost & Sullivan analysis The number of radiotherapy equipment used in China has increased from 1.42 per million people in 2016 to 1.63 per million people in 2021, which also shows that the penetration rate of radiotherapy in China is constantly improving. In 2026, it is expected that the penetration of radiotherapy equipment in China will reach 2.03 units per million people, with an expected five - year CAGR of 4.7% since 2021. The number of radiotherapy equipment in Vietnam has increased from 0.43 unit per million people in 2016 to 0.59 unit per million people in 2021. Vietnam’s radiotherapy market is expected to develop rapidly, and the penetration of radiotherapy equipment will reach 0.8 unit per million people by 2026, with an expected five - year CAGR of 7.0% since 2021. 1.63 1.71 1.79 1.87 1.95 2.03 1.00 1.20 1.40 1.60 1.80 2.00 2.20 2021 2022E 2023E 2024E 2025E 2026E 4.7% CAGR Penetration of Radiation Therapy for Oncology in China, 2021 - 2026E Per million Population 0.59 0.62 0.66 0.71 0.75 0.80 0.50 0.55 0.60 0.65 0.70 0.75 0.80 0.85 2021 2022E 2023E 2024E 2025E 2026E 7.0% CAGR Penetration of Radiation Therapy for Oncology in Vietnam, 2021 - 2026E Per million Population Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Analysis of TPS Market 13 • In the field of radiation therapy for tumors, the planning of the radiation dose is an important aspect and needs to be done with the help of TPS. • TPS uses software to design the beam angle and optimize and calculate the radiation dose to the tumor and healthy tissues/organs, to achieve the best possible treatment plan for the patient. • The TPS is at the heart of the radiotherapy process. An error in calculation or misinterpretation at the planning stage will affect not just one fraction but the whole of a patient’s course of treatment. For every 1% increase in radiotherapy dose accuracy, patient recovery rates can be increased by 2%. Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Source: Frost & Sullivan analysis

TPS Market in China As a critical component of radiation therapy, the market size for TPS in China is expected to grow in the future. Source: Company annual report, expert interview, Frost & Sullivan analysis 14 The market size of TPS in China increased from RMB507.4 million (approximately $70.0 million) in 2016 to RMB1,042.8 million (approximately $143.8 million) in 2021. The market size is expected to reach RMB2,325.6 million (approximately $320.7 million) in 2026, at a five - year CAGR of 17.2%. In 2021, the brachytherapy TPS market size reached $4.08 million, which accounted for approximately 2.8% of the total treatment planning system market in China. Driven by the development of precision radiotherapy and innovation in technology such as three - dimensional conformal radiation therapy, the brachytherapy TPS market size is expected to increase to US$34.6 million in 2026. 1,042.8 1,209.6 1,412.3 1,663.0 1,975.0 0.0 500.0 1,000.0 1,500.0 2,000.0 2021 2022E 2023E 2024E 2025E 2026E China treatment planning system market size, 2021 - 2026E 2,500.0 2,325.6 17.2% CAGR Million RMB Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Our Market Share 15 Competitive Landscape of Brachytherapy TPS Market, China, 2021 In China, there are nine treatment planning system products for brachytherapy which have been approved for marketing and seven of them have recorded revenue in China in 2021. Among them, there are six treatment planning system products specifically for radioactive particle implantation, which is a brachytherapy technique. They are all NMPA - approved class - III medical device software products for medical use. As of 2021, we hold a market share of 60.2% in terms of the total number of installed brachytherapy TPS in the market. We hold a market share of 60.2% in terms of the total number of installed brachytherapy TPS in China In terms of the total amount of installed brachytherapy TPS in the market Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Source: Frost & Sullivan

Market Trends and Opportunities 16 • China’s big cancer burden has led to the development and growing opportunity in its radiotherapy oncology market. • Treatment Planning Systems are important in Radiotherapy for Cancer Patients. • Evolving radiotherapy technologies, such as 3DCRT, IMRT, and IGRT demonstrate a growing need for precision and personalization in cancer treatment. 6.8M Expected New Cancer Cases in China in 2030 50% Of Cancer Patients Require Radiotherapy $110B Expected Market Size of China’s Radiotherapy Oncology Market by 2026 17.2% Expected Five - year CAGR Of Chinese TPS Market by 2026 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Source: Frost & Sullivan

Commitment to Quality Control Visionary Team Leader with Deep Industry Experience Formidable Barriers to Entry Leading TPS Provider in China Positioned to Capture Market Opportunity • Implementing a comprehensive quality control system • Strictly monitoring and managing daily business operation • 20+ years of experience in the medical device and computer software industry • A dedicated management team with a wealth of experience in corporate governance and corporate development • High technical barriers of TPS makes it difficult for new entrants to achieve a technological breakthrough • Difficult for new competitors to obtain a product registration license in China • High R&D barriers • Fast - growing TPS market with an expected CAGR of 17.2% from 2021 to 2026 • Holding a market share of 60.2% (1) • Our technologically advanced FTTPS with a wide range of clinical indications Competitive Strengths Note: (1) In terms of the total number of installed brachytherapy TPS by 2021, according to Frost & Sullivan. 17 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Growth Strategies Enhance our ability to attract, incentivize and maintain good relationships with talented professionals Expand into overseas markets Create new revenue channels through upgraded services for FTTPS Continue to invest in research and development 18 Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Intellectual Property 19 • 7 Copyrights • 6 Licenses & Certificates • 1 Domain Name Our business is dependent on a combination of protections provided by copyrights, domain names and confidentiality clauses in labor agreements with our employees and others to protect proprietary rights. We own the domain name of “ftzy.com.cn”, with a registration date of March 24, 2020, which has an expiration date of August 28, 2024. Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Our Management 20 Cities NO. 1 Market Share Provinces Jianfei Zhang Chairman and Chief Executive Officer • Founded Beijing Feitian in 1998 and has been leading the company as the CEO • 28 years of working experience in sales, business operation, and management, specializing in computer software and medical device industry • Received his Bachelor’s degree from Heilongjiang University in Telecommunications Engineering in 1994 Zhixin Li Chief Financial Officer • 17 years of experience in finance and accounting, including pre - IPO advisory, audits, financial management, and consulting for finance, tax, and legal advice. • Received her Bachelor’s degree in English from Beijing International Studies University in 2006 and in Accounting from Beijing Technology and Business University in 2006 • Chinese Institute of Certified Public Accountant (CICPA) Pengfei Zhang Director • 27 years of experience in sales, business operation, and management • Previously served in senior roles at Shanxi Chenguang Group Company Kunming and Beijing Zhongshi Cuican Culture Development Co., Ltd Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Independent Directors 21 Cities NO. 1 Market Share Provinces Edward C Ye Independent Director • 15+ years of extensive experience in finance and a wide range of client services, leadership, and management positions • Serving as the Vice President of Finance at Nasdaq - listed company, Wimi Hologram Cloud Inc. (Ticker: WIMI) • Received his BS degree in Business Administration with a major in Finance and a minor in Economics from California State University Los Angeles Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Desmond Seng Swee Leng Independent Director • 25+ years of experience in accounting, finance, financial planning and analysis, and controllership with various positions in multinational companies across Singapore, Australia, and China • Received his MBA degree from Heriot - Watt University of Edinburgh in 1993 • Certified Public Accountant (Australia), CGI (formally known as ICSA) Chartered Secretary (Australia) Mike Wong Yun Fai Independent Director • 13 years of experience in accounting, auditing, and financial management • Serving as the CFO and Company Secretary at HongCheng Environmental Technology Company Limited (HK.02265) • Received his Bachelor of Accountancy degree from the Hong Kong Polytechnic University • Member of the HKICPA and AICPA

Our Financials

23

Cost & Profitability


Cost of Revenue for the Six Months Ended
June 30, 2022 and 2023
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$2,003
$50,393
$16,923
$50,794
2022
2023
FTTPS
Medical Auxiliary Supplies


Gross Profit Margin for the Six Months
Ended June 30, 2022 and 2023
100%
80%
60%
40%
20%
0%
86.9%
78.2%
49.2%
11.2%
2022
2023
FTTPS
Medical Auxiliary Supplies

The cost of revenues primarily consists of finished goods and personnel-related costs for employees responsible for training, advisory and technical customer support.

The costs of sales of FTTPS slightly increased by 0.8%, from $50,393 for the six months ended June 30, 2022 to $50,794 for the six months ended June 30, 2023, despite a 39.36% decrease in sales of FTTPS over the same period. Prices and costs for standard products have remained relatively stable due to the lack of custom hardware or personalized services.

The cost of sales of Medical Auxiliary Supplies increased by $14,920 from $2,003 for the six months ended June 30, 2022 to $16,923 for the six months ended June 30, 2023, primarily due to the increase in sales of Medical Auxiliary Supplies.

Our gross profit margin of FTTPS decreased slightly to 78.2% from 86.9%, primarily due to the reduction in customized hardware or personalized services. If we have more tailor-made services, we will have flexibility in pricing due to their unique nature, allowing us to charge a premium for the additional value they relate to and increasing our gross profit margin.

Our gross profit margin from Medical Auxiliary Supplies jumped significantly to 49.2% from 11.2%, showing strong profitability and great potential. As the installed base of radiotherapy equipment increases, we expect to see more customers' purchasing needs and economies of scale for the Medical Auxiliary Supplies segment.

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Cost & Profitability 24 86.9% 78.2% 11.2% 49.2% 0% 20% 40% 60% 80% 100% 2022 2023 Gross Profit Margin for the Six Months Ended June 30, 2022 and 2023 FTTPS Medical Auxiliary Supplies $50,393 $50,794 $2,003 $16,923 $0 $10,000 $20,000 $30,000 $40,000 $50,000 $60,000 $70,000 2022 2023 Cost of Revenue for the Six Months Ended June 30, 2022 and 2023 FTTPS Medical Auxiliary Supplies Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. The cost of revenues primarily consists of finished goods and personnel - related costs for employees responsible for training, advisory and technical customer support. The costs of sales of FTTPS slightly increased by 0.8%, from $50,393 for the six months ended June 30, 2022 to $50,794 for the six months ended June 30, 2023, despite a 39.36% decrease in sales of FTTPS over the same period. Prices and costs for standard products have remained relatively stable due to the lack of custom hardware or personalized services. The cost of sales of Medical Auxiliary Supplies increased by $14,920 from $2,003 for the six months ended June 30, 2022 to $16,923 for the six months ended June 30, 2023, primarily due to the increase in sales of Medical Auxiliary Supplies. Our gross profit margin of FTTPS decreased slightly to 78.2% from 86.9%, primarily due to the reduction in customized hardware or personalized services. If we have more tailor - made services, we will have flexibility in pricing due to their unique nature, allowing us to charge a premium for the additional value they relate to and increasing our gross profit margin. Our gross profit margin from Medical Auxiliary Supplies jumped significantly to 49.2% from 11.2%, showing strong profitability and great potential. As the installed base of radiotherapy equipment increases, we expect to see more customers’ purchasing needs and economies of scale for the Medical Auxiliary Supplies segment.

Appendix

Revenue for Fiscal Year 2021 & 2022 $702,766 $679,777 $0 $100,000 $200,000 $300,000 $400,000 $500,000 $600,000 $700,000 $800,000 2021 2022 Revenue for Fiscal Years Ended December 31, 2021 and 2022 Sales of FTTPS Sales of Medical Auxiliary Supplies Others 26 Total revenues decreased by $22,999, or 3.27%, from $702,776 for the fiscal year ended December 31, 2021, to $679,777 for the fiscal year ended December 31, 2022. The decrease was primarily due to lower customer demands and increased difficulties in reaching new customers, due to travel restrictions related to the COVID - 19. Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Thanks! PHETON HOLDINGS PHETON HOLDINGS February 2024 I ssuer Pheton Holdings Ltd. Email: ir@ftzy.com.cn Tel: +86 010 - 8481 - 7665 Address: Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China Investor Relations Website: http://www.ftzy.com.cn/ir Underwriter: Cathay Securities, Inc. Email: shell.li@cathaysecurities.com Address: 40 Wall St Suite 3600, New York, NY 10005

Thanks! PHETON HOLDINGS PHETON HOLDINGS February 2024